Exhibit 99.1

AMENDMENT NO. 3 TO SENIOR

SECURED CREDIT FACILITY AGREEMENT

AMENDMENT NO. 3 TO SENIOR SECURED CREDIT FACILITY AGREEMENT, dated as of August 14, 2014 (this “Amendment”), among the undersigned:

(1)	PACIFIC SHARAV S.ÀR.L., a private limited liability company (société à responsabilité limitée) incorporated under the laws of the Grand-Duchy of Luxembourg, with its registered office at 8-10, Avenue de la Gare L-1610 and registered with the Luxembourg trade and companies register under number B.169724 (“PSS”), as owner and joint and several borrower (together with its successors and assigns permitted under Section 29.1, a “Borrower”);

(2)	PACIFIC DRILLING VII LIMITED, a company incorporated under the laws of the British Virgin Islands (“PDVIIL”), as owner and joint and several borrower (together with its successors and assigns permitted under Section 29.1, a “Borrower”);

(3)	PACIFIC DRILLING S.A., a public limited liability company (société anonyme) incorporated under the laws of the Grand-Duchy of Luxembourg, with its registered office at 8-10, Avenue de la Gare L-1610 Luxembourg and registered with the Luxembourg trade and companies register under number B.159658 (“PDSA”), as guarantor (the “Guarantor”);

(4)	THE EXPORT CREDIT INSTITUTION, THE BANKS AND FINANCIAL INSTITUTIONS listed in Schedule 1-A to the Credit Agreement (defined below), as GIEK Facility Lenders (including Eksportkreditt Norge AS, as GIEK Facility EKN Lender, (the “GIEK Facility EKN Lender”), and Citibank N.A., London Branch, as a GIEK Facility Commercial Lender, (the “GIEK Facility Commercial Lender”), the “GIEK Facility Lenders”);

(5)	THE BANKS AND FINANCIAL INSTITUTIONS listed in Schedule 1 to the Credit Agreement (defined below), as Commercial Facility Lenders (the “Commercial Facility Lenders”);

(6)	CITIBANK N.A. (“Citibank”) and DNB MARKETS, INC. (“DNB Markets”), as structuring banks (the “Structuring Banks”) and as syndication agents (the “Syndication Agents”);

(7)	CITIBANK and DNB BANK ASA, NEW YORK BRANCH (“DNB”), as global ECA coordinators (the “Global ECA Coordinators”);

(8)	CITIBANK, as documentation agent (the “Documentation Agent”);

(9)	CITIBANK N.A., LONDON BRANCH, as GIEK Commercial Guarantee Holder (the “GIEK Commercial Guarantee Holder”);

(10)	EKSPORTKREDITT NORGE AS, as GIEK EKN Guarantee Holder (the “GIEK EKN Guarantee Holder”);

(11)	DNB, as administrative agent and security agent (together with any successor administrative agent and security agent appointed pursuant to Section 28 of the Credit Agreement, the “Administrative Agent” or as applicable, the “Security Agent”) and as account bank (in such capacity, the “Account Bank”) and as GIEK facility agent (in such capacity, the “GIEK Facility Agent”);

(12)	CITIBANK, DNB, ABN AMRO CAPITAL USA LLC, ING CAPITAL LLC, SKANDINAVISKA ENSKILDA BANKEN AB (PUBL.) and STANDARD CHARTERED BANK PLC, as mandated lead arrangers (the “Mandated Lead Arrangers”); and

(13)	CITIBANK, DNB MARKETS, ABN AMRO CAPITAL USA LLC, ING CAPITAL LLC, SKANDINAVISKA ENSKILDA BANKEN AB (PUBL.) and STANDARD CHARTERED BANK PLC, as book runners (the “Bookrunners”).

PRELIMINARY STATEMENTS:

(1) The Obligors and the Finance Parties have entered into that certain Senior Secured Credit Facility Agreement, dated as of February 19, 2013, as amended and restated by that certain Amended and Restated Senior Secured Credit Facility Agreement, dated as of September 13, 2013, and as further amended by Amendment No. 2 to Senior Secured Credit Facility Agreement, dated as of March 27, 2014 (the “Credit Agreement”). Capitalized terms not otherwise defined in this Amendment have the same meanings as specified in the Credit Agreement.

(2) The Borrowers have requested that (i) the Availability Period under Section 4.8 of the Credit Agreement be extended and certain other conforming changes be made to Sections 4.8 and 8.2 of the Credit Agreement; and (ii) certain other amendments be made to the Credit Agreement (including in Section 10.3 thereof) relating to the conditions for Advances for the Delivery Date of each Collateral Vessel and the required timing for delivery of certain other documentation relating to the Collateral Vessels.

(3) In connection with the changes requested by the Borrowers as described in recital (2) above, certain amendments to the Credit Agreement are necessary and appropriate.

(4) The Obligors and the Lenders have agreed that the Credit Agreement be amended, upon the terms and subject to the conditions set forth herein.

NOW THEREFORE, in consideration of the premises and the mutual agreements contained herein, and for other valuable consideration the receipt of which is hereby acknowledged, the parties hereto hereby agree as follows:

SECTION 1. Amendment of Credit Agreement. Effective as of the date hereof, and subject to the satisfaction of the requirements set forth in Section 3, the Credit Agreement is hereby amended as follows:

(a) the first sentence in the second paragraph of Section 4.8 of the Credit Agreement is hereby amended and restated as follows:

“The GIEK Facility Loan and the Commercial Facility Loan shall be available in not more than five (5) Advances from the relevant Section 10.2 conditions precedent satisfaction date, for the purposes provided in Section 2.4 and in accordance with Section 4.2 until the Delivery Date as it pertains to the Pacific Sharav (such period, the “Sharav Availability Period”). The GIEK Facility Loan and the Commercial Facility Loan shall be available in not more than five (5) Advances from the relevant Section 10.2 conditions precedent satisfaction date, for the purposes provided in Section 2.4 and in accordance with Section 4.2 until one hundred sixty five (165) days after the Delivery Date as it pertains to the Pacific Meltem (such period, the “Meltem Availability Period, and together with the Sharav Availability Period, as the context may require, the applicable “Availability Period”). For the avoidance of doubt, each Lender’s obligation to contribute to any Advance that occurs after the Delivery Date as it pertains to the Pacific Meltem and otherwise during the Meltem Availability Period, is subject to the satisfaction of the further conditions precedent set forth in Part C of Schedule 3 (as set forth on Schedule 1 of this Amendment).”

(b) the first paragraph of Section 8.2 of the Credit Agreement is hereby amended and restated as follows:

“Repayment of the Commercial Facility Loan. In respect of each Collateral Vessel, the Borrowers shall repay the Commercial Facility Loan in consecutive equal semi-annual principal installments equal to 1/24 of the principal amount of the Commercial Facility Loan applicable, in the case of the Pacific Sharav as of the Delivery Date, and in the case of the Pacific Meltem as of the last Commercial Facility Advance made by the applicable Borrower and:”

(c) Delivery Date Conditions.

(i) Section 10.3 of the Credit Agreement is hereby amended and restated in its entirety as follows:

“10.3 Delivery Date Conditions. On or before the Drawdown Date for Advances to be made to fund amounts due on the Delivery Date of each Collateral Vessel, the Administrative Agent shall have received the documents or evidence described in Part B of Schedule 3 in form and substance reasonably satisfactory to the Administrative Agent (unless otherwise specified in Schedule 3). Notwithstanding the foregoing or anything to the contrary contained herein, but without limitation of the requirements of Section 10.4 and 10.5 hereof, an Advance may be borrowed to fund amounts due on the Delivery Date of each Collateral Vessel before the conditions precedent set forth in Part B of Schedule 3 are satisfied, provided that in any such circumstance, the Administrative Agent shall (A) on the applicable Drawdown Date, preposition an amount equal to the aggregate principal amount of the Advance at a bank or other financial institution (the “Builder’s Bank”) satisfactory to the Administrative Agent (on behalf of the Lenders), which funds shall be held at the Builder’s Bank in the name and under the sole control of the Administrative Agent and (B) issue a SWIFT MT 199 or other similar communication (each such communication, a “Disbursement Authorization”) authorizing the release of such funds by the Builder’s Bank on the relevant Delivery Date upon receipt of certain of the required documents or evidence described in Part B of Schedule 3 in form and substance reasonably satisfactory to the Administrative Agent (on behalf of the Lenders) (unless otherwise specified in Schedule 3); and provided further, that if the Delivery Date of the relevant Collateral Vessel does not occur within fifteen (15) Business Days following the relevant Drawdown Date, the funds held at the Builder’s Bank shall (at the Borrowers’ expense) be returned to the Administrative Agent for further distribution to the Lenders; and provided further, that notwithstanding the provisions of Section 6 hereof, in the event that an Advance has been prepositioned in accordance with the terms of this Section 10.3, the duration of the first Interest Period applicable to the relevant Loan shall be one (1) month, which Interest Period shall terminate upon the applicable Delivery Date (as provided in Section 6.2(c) hereof) and thereafter shall revert to the duration of each Interest Period elected by the Borrowers in accordance with Section 6.2 hereof. Notwithstanding anything to the contrary contained herein (including Sections 8.13, 8.14 and 8.17 hereof), (i) no Floating Rate Breakage Costs shall be due in connection with any return of funds to the Lenders pursuant to the final proviso of the preceding sentence, and (ii) any such returned funds may be subsequently reborrowed.

For the avoidance of doubt, the Disbursement Authorization described in this Section 10.3 may include an instruction to the Builder’s Bank to hold such funds in trust and release such funds to the Builder only upon presentation by the Builder to the Builder’s Bank of a fax or emailed copy of the protocol of delivery and acceptance for the applicable Collateral Vessel duly signed by the authorized representative of each of the Builder and the applicable Borrower and countersigned by a designated person acting on behalf of the Administrative Agent.”;

(ii) Part B of Schedule 3 to the Credit Agreement is amended by deleting Clause (iii). (An Assignment of Re-insurances for each Collateral Vessel); and

(iii) Clause (xx) of Part B of Schedule 3 to the Credit Agreement is amended and restated as follows:

“Evidence that the relevant Borrower, as owner is in compliance with the ISM and also with the International Ship and Port Facility Security Code as adopted by the IMO, such evidence being a valid Document of Compliance (being a Document issued as evidence of its compliance with the requirements of the ISM Code) duly issued and a valid interim Safety Management Certificate (being a Document issued to a vessel as evidence that the vessel operator and its shipboard management operate in accordance with an approved and structured and documented system enabling the Personnel of that vessel manager to implement effectively the safety and environmental protection policy of that vessel manager) duly issued to the respective Collateral Vessel pursuant to the ISM Code, provided that if an interim Safety Management Certificate is not available on the Delivery Date, the relevant Borrower shall deliver the interim Safety Management Certificate no later than five (5) Business Days after the relevant Delivery Date (or such longer period of time as the Administrative Agent, in its reasonable discretion, may agree).”

SECTION 2. Agreement in Furtherance of the Amendment of the Credit Agreement. The parties hereto hereby agree that the amendment of the Credit Agreement pursuant to the terms hereof does not violate or conflict with any term, condition, covenant, prohibition or other agreement contained in any of the other Finance Documents.

SECTION 3. Conditions to Effectiveness.

This Amendment shall become effective on and as of the date first above written (the “Amendment Effective Date”) upon satisfaction of each of the preconditions described on Schedule 2 hereto and each of the parties hereto has delivered its applicable duly authorized and executed signature page or pages to this Amendment to the Administrative Agent or its counsel.

SECTION 4. Reference to and Effect on the Finance Documents. (a) On and after the Amendment Effective Date, each reference in the Credit Agreement to “this Agreement”, “hereunder”, “hereof” or words of like import referring to the Credit Agreement, and each reference in the other Finance Documents to “the Credit Agreement”, “thereunder”, “thereof’ or words of like import referring to the Credit Agreement, shall mean and be a reference to the Credit Agreement as amended by this Amendment.

(b) The Credit Agreement and each of the other Finance Documents, as specifically amended by this Amendment, are and shall continue to be in full force and effect and are hereby in all respects ratified and confirmed as if herein set forth in their entirety, and this Amendment is for all purposes a Finance Document.

(c) The execution, delivery and effectiveness of this Amendment shall not, except as expressly provided herein, operate as a waiver of any right, power or remedy of any Finance Party under the Credit Agreement or any of the other Finance Documents, or constitute a waiver of any provision of the Credit Agreement or any of the other Finance Documents.

SECTION 5. Costs and Expenses. The Borrowers agree to pay on demand all costs and expenses of the Administrative Agent and the Security Agent in connection with the preparation, execution, delivery and administration, modification and amendment of this Amendment, the Credit Amendment and the other instruments and documents to be delivered hereunder (including, without limitation, the reasonable fees and expenses of counsel for the Administrative Agent) in accordance with the terms of Section 21.3 of the Credit Agreement.

SECTION 6. Execution in Counterparts. This Amendment may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute but one and the same agreement. Delivery of an executed counterpart of a signature page to this Amendment by telecopier shall be effective as delivery of a manually executed counterpart of this Amendment.

SECTION 7. GOVERNING LAW. THIS AMENDMENT AND ANY CLAIM, CONTROVERSY OR DISPUTE ARISING HEREUNDER OR RELATED HERETO, AND ALL ISSUES CONCERNING THE RELATIONSHIP OF THE PARTIES HERETO AND ENFORCEMENT OF THE RIGHTS AND DUTIES OF THE PARTIES HERETO, SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO ANY CONFLICTS OF LAW PRINCIPLES (WITH THE EXCEPTION OF SECTIONS 5-1401 AND 5-1402 OF THE NEW YORK GENERAL OBLIGATIONS LAW).

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment No. 3 to Senior Secured Credit Facility Agreement to be executed by their respective officers thereunto duly authorized, as of the date first above written.

PACIFIC SHARAV S.ÀR.L.		PACIFIC DRILLING VII LIMITED

By:	/s/ Johannes P. Boots	By:	/s/ Johannes P. Boots
Name:	Johannes P. Boots	Name:	Johannes P. Boots
Title:	Manager	Title:	Treasurer

PACIFIC DRILLING S.A.

By:	/s/ Paul Reese
Name:	Paul Reese
Title:	Chief Financial Officer

Signature Page to Amendment No. 3

GIEK FACILITY LENDERS,

EKSPORTKREDITT NORGE AS, as a GIEK Facility EKN Lender

By:	/s/ Olav E. Rygg
Name:	Olav E. Rygg
Title:	Executive Vice President

CITIBANK N.A., LONDON BRANCH, as a GIEK Facility Commercial Lender

By:	/s/ Kara Catt
Name:	Kara Catt
Title:	Vice President

KOMMUNAL LANDSPENSJONKASSE, as a GIEK Facility Commercial Lender

By:	/s/ Harald Koch-Hagen
Name:	Harald Koch-Hagen
Title:	Senior Vice President

SANTANDER BANK N.A., as a GIEK Facility Commercial Lender

By:	/s/ Jean-Baptiste Piette
Name:	Jean-Baptiste Piette
Title:	Executive Director

Signature Page to Amendment No. 3

COMMERCIAL FACILITY LENDERS,

DNB CAPITAL LLC, as Lender		CITIBANK, N.A., LONDON BRANCH, as Lender

By:	/s/ Florianne Robin	By:	/s/ George Clayton
Name:	Florianne Robin	Name:	George Clayton
Title:	First Vice President	Title:	Director

By:	/s/ Barbara Gronquist
Name:	Barbara Gronquist
Title:	Senior Vice President

ABN AMRO CAPITAL USA LLC, as Lender		CRÉDIT AGRICOLE CORPORATE & INVESTMENT BANK, as Lender

By:	/s/ P. Veefhinol	By:	/s/ Jerome Duval
Name:	P. Veefinhol	Name:	Jerome Duval
Title:	VP	Title:	Managing Director

By:	Urvashi Zutshi	By:	/s/ Eden Rahman
Name:	Urvashi Zutshi	Name:	Eden Rahman
Title:	Managing Director	Title:	Associate

CRÉDIT INDUSTRIEL ET COMMERCIAL, as Lender		ING CAPITAL LLC, as Lender

By:	/s/ Andrew McKuin	By:	/s/ Jens Van Yperzeele
Name:	Andrew McKuin	Name:	Jens Van Yperzeele
Title:	Vice President	Title:	Director

By:	/s/ Garry Weiss	By:	/s/ Tanja van der Woude
Name:	Garry Weiss	Name:	Tanja van der Woude
Title:	Managing Director	Title:	Director

NIBC BANK N.V., as Lender		SKANDINAVISKA ENSKILDA BANKEN AB (PUBL.), as Lender

By:	/s/ Eric Snaterse	By:	/s/ Kristin Kongsrud
Name:	Eric H. Snaterse	Name:	Kristin Kongsrud
Title:	Managing Director	Title:

Signature Page to Amendment No. 3

By:	/s/ Jeroen van der Putten	By:	/s/ Gisle S. Bendiksen
Name:	Jeroen van der Putten	Name:	Gisle S. Bendiksen
Title:	Director	Title:

STANDARD CHARTERED BANK PLC, as Lender

By:	/s/ Stephen Hackett
Name:	Stephen Hackett
Title:	Regional Head, Structured Finance

Signature Page to Amendment No. 3

ALL THE FOREGOING IS HEREBY ACKNOWLEDGED AND AGREED

AS OF THE DATE FIRST ABOVE WRITTEN BY:

PACIFIC DRILLING (GIBRALTAR) LIMITED, as Pledgor

By:	/s/ Christian J. Beckett
Name:	Christian J. Beckett
Title:	Director

Signature Page to Amendment No. 3

SCHEDULE 1 TO AMENDMENT NO. 3 TO SENIOR SECURED FACILITY AGREEMENT

“Schedule 3

PART C

Post-Delivery Date Conditions

The Administrative Agent shall have received on or before such date the following documents or evidence, duly executed and dated on or prior to such date (unless otherwise specified), in form and substance reasonably satisfactory to the Administrative Agent (unless otherwise specified) and, to the extent applicable, in sufficient counterparts for each Lender:

(i) a Drawdown Notice relating to the Advance to be made on such date;

(ii) a certificate signed by a Responsible Officer of each Obligor, dated such date, certifying as to each of the requirements set forth in Section 10.4 (b) (i) and (ii) thereof;

(iii) if applicable:

(a) An irrevocable written notice delivered by the relevant Obligors to the Administrative Agent, confirming such drilling contracts as shall constitute “Satisfactory Drilling Contracts” as defined herein; and

(b) Counsel for the Administrative Agent shall have been granted access to true, correct and complete copies of all Satisfactory Drilling Contracts and (B) the Administrative Agent shall have received a copy of an appropriate summary of the material terms of such Satisfactory Drilling Contracts certified by a Responsible Officer; and

(iv) such other items as the Administrative Agent (or any Lender through the Administrative Agent) may reasonably require.”

SCHEDULE 2 TO AMENDMENT NO. 3 TO SENIOR SECURED FACILITY AGREEMENT

Conditions Precedent to Effectiveness of Amendment No. 3

to the Credit Agreement

The Administrative Agent shall have received on or before the Amendment Effective Date the following documents or evidence, being the documents referred to in Section 3 of this Amendment No. 3, each, to the extent applicable, duly executed and dated on or prior to such date (unless otherwise specified), in form and substance reasonably satisfactory to the Administrative Agent (unless otherwise specified) and, to the extent applicable, in sufficient counterparts for each Lender:

(i) This Amendment No. 3.

(ii) Incumbency certificates or other evidence of the authority of the officers of each Obligor and the Pledgor authorized to sign this Amendment No. 3.

(iii) The GIEK Guarantees in favor of each GIEK Facility Lender shall be in full force and effect.

(iv) The Administrative Agent shall be satisfied that as of the date hereof and as of the Amendment Effective Date:

(a) all of the representations and warranties of each Obligor set forth in the Credit Agreement and the other Finance Documents shall be true and correct in all material respects, other than any such representations or warranties that, by their terms, refer solely to a specific date, which shall be true and correct in all material respects as of such specified date; and

(b) no Default or Event of Default shall have occurred and be continuing,

and the Administrative Agent shall have received a certificate from an officer of each Obligor to that effect.

(v) Such other items as the Administrative Agent (or any Lender through the Administrative Agent) may reasonably require.